FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2004

Commission File Number: 0-49888

Randgold Resources Limited
(Translation of registrant's name into English)

La Motte Chambers, La Motte Street, St. Helier, Jersey, JE1 1BJ, Channel Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X             Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....             No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached to the Registrant's Form 6-K filing for the month of February 2004, and incorporated by reference herein, are:

Exhibit No.	Description
1.	Release, dated September 11, 2003, entitled "Randgold Resources Included in FTSE 250."
2.	Release, dated November 12, 2003, entitled "Morila Drilling Demonstrates Significant Payshoot Upgrade."
3.	Release, dated November 12, 2003, entitled "Looking for Next One."
4.	Release, dated November 12, 2003, entitled "Loulo Focus Shifts from Evaluation to Development."
5.	Release, dated January 20, 2004, entitled "Randgold Resources Tops Total Shareholder Return Ratings."
6.	Release, dated February 3, 2004, entitled "Randgold Resources to Develop New Mine in Mali."
7.	Release, dated February 9, 2004, entitled "Loulo gets Go-Ahead as Randgold Resources Posts Another Good Year."
8.	Release, dated February 9, 2004, entitled "Underground Evaluation Continues as Loulo Construction Starts."
9.	Release, dated February 9, 2004, entitled "Gearing up the Supply Chain for Loulo."
10.	Release, dated February 9, 2004, entitled "Rigs Roll into West Africa."
11.	Release, dated February 9, 2004, entitled "Randgold Expands Footprint in Lake Victoria Goldfield, Tanzania."
12.	Release, dated February 9, 2004, entitled "Share Split Considered."
13.	Release, dated February 19, 2004, entitled "Ferdi Lips Retires as Director of Randgold Resources."
14.	Notification of Interests of Directors and Connected Persons on Schedule 11 filed with the FSA relating to Mr. Roger A.R. Kebble's acquisition of 10,000 ordinary shares of the Registrant at a price of US$22.16 on February 19, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD RESOURCES LIMITED

By: /s/ David Haddon David Haddon Group Company Secretary

Dated: February 25, 2004